October 20, 2015

By EDGAR

Laura Nicholson,

        United States Securities and Exchange Commission,

        Division of Corporation Finance,

        100 F Street N.E.,

        Washington, D.C. 20549.

Re:	Ferrari N.V. (formerly named New Business Netherlands N.V.)
Form F-1 (File No. 333-205804)

Dear Ms. Nicholson:

On behalf of our client, Ferrari N.V. (formerly named New Business Netherlands N.V.) (the “Registrant”), we are writing in connection with the above-referenced registration statement on Form F-1 (the “Registration Statement”), as amended on October 19, 2015.

In response to a comment conveyed telephonically by the Staff of the Securities and Exchange Commission (the “Commission”), the Registrant intends to amend the disclosure of its arrangements with Maserati S.p.A. (“Maserati”) in the manner set forth in the attached changed pages. The Registrant does not believe the change to be material, particularly because, as is clear from the prospectus disclosure, the maximum volume of engines that are expected to be produced for Maserati does not constitute a minimum purchase obligation on the part of Maserati. Therefore, the fact that a binding contractual commitment does not yet exist for the 2021-2023 period does not materially change the information conveyed to investors.

In light of the above, the Registrant undertakes to include this amended disclosure in the final prospectus that will be distributed to investors after the pricing of the offering and will be filed with the Commission under Rule 424(b).

Securities and Exchange Commission October 20, 2015

The Registrant appreciates very much the Staff’s prompt and helpful review of the Registration Statement. Any questions or comments with respect to the responses may be communicated to the undersigned (tel: 212-558-3109 or email: millersc@sullcrom.com). Please send copies of any correspondence relating to this filing to me by email and facsimile (212-291-9101) with the original by mail c/o Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Very truly yours,

/s/ Scott D. Miller
Scott D. Miller

(Attachments)

cc:	Sonia Bednarowski
Claire Erlanger
Melissa Raminpour
(Securities and Exchange Commission)

Alessandro Gili
Carlo Daneo
(Ferrari N.V.)

Richard K. Palmer
Giorgio Fossati
(Fiat Chrysler Automobiles N.V.)

Oderisio de Vito Piscicelli